SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                _____________

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)

                          Chartwell Re Corporation
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 16139W 10 9
                               (CUSIP Number)


                               Mark F. Kemper
                           Brinson Partners, Inc.
                              209 South LaSalle
                        Chicago, Illinois 60604-1295
                               (312) 220-7138
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               March 11, 1997
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box:/__/

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 2 of 17 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Virginia Retirement System    54-6001808

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Virginia

                            7  SOLE VOTING POWER
                                       --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        REPORTING
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                       -

                            10   SHARED DISPOSITIVE POWER
                                      575,831(See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             575,831 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.0%

   14   TYPE OF REPORTING PERSON
             EP

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 3 of 17 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Brinson Partners Inc.    36-3664388

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Delaware

                            7  SOLE VOTING POWER
                                      --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        PERSON WITH
                            9  SOLE DISPOSITIVE POWER
                                      --

                            10   SHARED DISPOSITIVE POWER
                                      616,962 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             616,962 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.4%

   14   TYPE OF REPORTING PERSON
        IA

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 4 of 17 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Institutional Venture Capital Fund II        36-3629105

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Illinois

                            7  SOLE VOTING POWER
                                      --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        PERSON WITH
                            9  SOLE DISPOSITIVE POWER
                                      --

                            10   SHARED DISPOSITIVE POWER
                                      41,131 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             41,131 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.4%

   14   TYPE OF REPORTING PERSON
             EP

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 5 of 17 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Brinson Trust Company         36-3718331

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Illinois
                            7  SOLE VOTING POWER
                                      --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        REPORTING
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                      --
                            10   SHARED DISPOSITIVE POWER
                               41,131 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             41,131 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.4%

   14   TYPE OF REPORTING PERSON
             BK

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 6 of 17 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Brinson Holdings, Inc.             36-3670610

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Delaware

                            7  SOLE VOTING POWER
                                      --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH          4,715,325 (See Item 5)
        REPORTING
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                      --
                            10   SHARED DISPOSITIVE POWER
                                      616,962 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             616,962 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .4%

   14   TYPE OF REPORTING PERSON
             HC

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 7 of 17 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SBC Holdings (USA), Inc.      13-3506524

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Delaware

                            7  SOLE VOTING POWER
                               --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        REPORTING
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                      --

                            10   SHARED DISPOSITIVE POWER
                               616,962 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,962 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.4 %

   14   TYPE OF REPORTING PERSON
             HC

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                               Page 8 of 17 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Swiss Bank Corporation        13-5424347

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/_/
                                                                   (b)/x/

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
             OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                               /__/

   6    CITIZENSHIP OR PLACE OR ORGANIZATION
             Switzerland

                            7  SOLE VOTING POWER
                                      --
        NUMBER OF SHARES
        BENEFICIALLY        8  SHARED VOTING POWER
        OWNED BY EACH                 4,715,325 (See Item 5)
        REPORTING
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                      --

                            10   SHARED DISPOSITIVE POWER
                                      616,962 (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             616,962 (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       /X/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.4%

   14   TYPE OF REPORTING PERSON
             HC

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 9 of 17 Pages


        THIS AMENDMENT NO. 2 AMENDS THE STATEMENT ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON DECEMBER 26, 1995, AS AMENDED BY AMENDMENT NO. 1 THERETO FILED WITH THE COMMISSION ON JANUARY 19, 1996 (COLLECTIVELY, THE "STATEMENT") WITH RESPECT TO THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF CHARTWELL RE CORPORATION, A DELAWARE CORPORATION.

        THIS AMENDMENT NO. 2 IS THE FIRST ELECTRONIC AMENDMENT TO THE STATEMENT. ACCORDINGLY, PURSUANT TO THE REQUIREMENTS OF RULE 13D-3(C) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND RULE 101(A)(2)(II) OF REGULATION S-T, THIS AMENDMENT NO. 2 RESTATES THE ENTIRE TEXT OF THE STATEMENT, EXCEPT WITH RESPECT TO (I) ITEMS 7-13 IN THE TABLES ON PAGES 2-8 WHICH PRESENT BENEFICIAL OWNERSHIP INFORMATION AS OF A CURRENT DATE, (II) SCHEDULES 1 AND 2 AND PREVIOUSLY FILED EXHIBITS A-E TO THE STATEMENT WHICH ARE INCORPORATED HEREIN BY REFERENCE, AND (III) THE SIGNATURE PAGES WHICH ARE DATED AS OF A CURRENT DATE. UNLESS OTHERWISE INDICATED, THE RESTATEMENT OF THE TEXT OF THE STATEMENT SPEAKS AS OF THE DATE OF SUCH STATEMENT AND THE INFORMATION WHICH IS BEING PROVIDED BY THIS AMENDMENT NO. 2 SPEAKS AS OF THE DATE HEREOF. IN ORDER TO DISTINGUISH BETWEEN THE ORIGINAL TEXT OF THE STATEMENT AND THE INFORMATION WHICH IS BEING PROVIDED BY THIS AMENDMENT NO. 2, THE LATTER INFORMATION APPEARS IN CAPITALIZED TEXT.

   ITEM 1.   SECURITY AND ISSUER.

             The title of the securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of Chartwell Re Corporation, a Delaware corporation ("Chartwell"). The principal executive offices of Chartwell are located at 300 Atlantic Street, Suite 400, Stamford, CT 06901.

             THE INFORMATION PROVIDED IN ITEM 1 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT.

   ITEM 2.   IDENTITY AND BACKGROUND.

             (a) - (c); (f). This statement is being filed by (i) the Virginia Retirement System, a public retirement plan ("VRS"); (ii) Brinson Partners Inc., a Delaware corporation ("Brinson Partners" );
   (iii) Institutional Venture Capital Fund II, an Illinois closed end collective investment trust ("IVCF"); (iv) Brinson Trust Company, an Illinois corporation ("Brinson Trust"); (v) Brinson Holdings, Inc., a Delaware corporation ("Brinson Holdings"); (vi) SBC Holding (USA), Inc., a Delaware corporation ("SBC Holding"); and (vii) Swiss Bank Corporation, a Swiss corporation ("SBC") (collectively such persons in (i) through (vii) being hereinafter referred to as the "Reporting Persons"). Pursuant to agreements between Brinson Partners and VRS, Brinson Partners has voting and dispositive power over the shares of Common Stock held of record by VRS. Brinson Trust is the trustee of IVCF. The principal business address of VRS, Brinson Partners, IVCF, Brinson Trust and Brinson Holdings is 209 South LaSalle, Chicago, Illinois 60604-1295. The principal business address of (i) SBC Holding is 222 Broadway, New York, NY 10038 and (ii) SBC is Aeschemplatz CH-4002, Basel, Switzerland. Brinson Partners is a wholly-owned subsidiary of Brinson Holdings and Brinson Trust is a wholly-owned subsidiary of Brinson Partners. Brinson Holdings is a wholly-owned subsidiary of SBC Holding and SBC Holding is a wholly-owned subsidiary of SBC.

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 10 of 17 Pages

             Attached hereto as Schedule 1 and incorporated herein by reference is a table setting forth all the executive officers and directors of each of the Reporting Persons and listing the business address, principal occupation and citizenship of each such person.

             (d) - (e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was consequently not subject to a judgment, decree of final order enjoining future violations, of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             During the last five years, to the knowledge of the Reporting Persons, no person identified in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding have they been or are they subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             THE INFORMATION PROVIDED IN ITEM 2 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT. THE REFERENCED SCHEDULE 1 WAS ATTACHED TO THE STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             VRS and IVCF originally acquired 636,362 and 45,454 shares of the Common Stock, respectively, on December 31, 1992.
   Subsequently, on February 2, 1994, the Board of Directors of Chartwell approved the issuance of warrants to VRS and IVCF to purchase 32,523 and 2,323 additional shares of Common Stock, respectively (the
   "Warrants").

             On December 13, 1995, pursuant to an Agreement and Plan of Merger, dated a of August 7, 1995, as amended as of November 9, 1995 (as amended, the "Merger Agreement"), between Piedmont Management Company Inc., a Delaware corporation ("Piedmont") and Chartwell, Piedmont merged with and into Chartwell, with Chartwell being the surviving corporation (the "Merger"). In connection with the Merger, VRS and IVCF entered into a Stockholders Agreement, dated as of December 13, 1995 (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit B and is incorporated herein by reference, with Chartwell, and certain of its stockholders, including, Wand/Chartwell Investments L.P., Michigan Mutual Insurance Company, and FIMA Finance Management Inc. (the foregoing stockholders, together with VRS and IVCF, the "Chartwell Stockholders") and the stockholders named on Schedule 2 hereto (such stockholders, collectively, the "Piedmont Stockholders") (the Piedmont Stockholders and the Chartwell Stockholders being hereinafter referred to as the "Group"). Certain of the foregoing individuals are parties to the Stockholders Agreement

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 11 of 17 Pages

   in their capacity as trustees of certain trusts as well as in an individual capacity. The Stockholders Agreement obligates VRS and IVCF and each of the other persons that are a party to such agreement to vote their shares of Common Stock in favor of certain nominees proposed by the Piedmont Stockholders for election to the Chartwell Board of Directors. As a result, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the date of the Stockholders Agreement, the Group may be deemed to have acquired beneficial ownership of all the Common Stock beneficially held by each member of the Group.

        THE INFORMATION PROVIDED IN ITEM 3 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT. THE REFERENCED SCHEDULE 2 WAS ATTACHED TO THE STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.


   ITEM 4.   PURPOSE OF TRANSACTION.

             VRS and TVCF originally acquired their shares of the Common Stock for investment purposes only. Following the Merger, VRS and IVCF continue to hold such shares for investment purposes only.

             As described above, concurrent with the consummation of the Merger, VRS and IVCF entered into the Stockholders Agreement. The Stockholders Agreement contains provisions giving the Piedmont Stockholders and certain permitted transferees of such stockholders, certain rights with respect to representation on the Chartwell Board of Directors. Under these provisions, the Piedmont Stockholders are entitled to designate up to four persons to be nominated for election to the Chartwell Board of Directors. The number of persons that the Piedmont Stockholders may designate shall be permanently reduced if the Piedmont Stockholders hold less than 16% of the outstanding Common Stock such that(i) if the Piedmont Stockholders hold less than 16% but equal to or greater than 12% of the Common Stock, they will be entitled to three designees; (ii) if the Piedmont Stockholders hold less than 12% but equal to or greater than 8% of the Common Stock, they will be entitled to two designees; (iii) if the Piedmont Stockholders hold less than 8% but equal to or greater than 5% of the Common Stock, they will be entitled to one designee; or (iv) if the Piedmont Stockholders hold less than 5% of the Common Stock, they will have no further designation rights. Initially, Stuart Smit Richardson will exercise the designation rights of the Piedmont Stockholders.

             The designees of the Piedmont Stockholders will be recommended by the nominating committee of Chartwell's Board of Directors to the full Board of Directors for inclusion in Chartwell's slate of nominees for election. Each party to the Stockholders Agreement has agreed to vote its shares in favor of the slate proposed by Chartwell, subject to the right of the Chartwell Stockholders to be released from this voting obligation upon their ownership interests in Chartwell declining below certain specified thresholds. In the event that any designee of the Piedmont Stockholders ceases to serve as a director, the Piedmont Stockholders will have the right to designate another person for election to the Chartwell Board of Directors.

             If at any time (i) a designee of the Piedmont Stockholders is sitting on the Chartwell Board of Directors and (ii) the board of directors of any principal U.S. subsidiary of Chartwell has any

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 12 of 17 Pages

   member, who is not an officer or employee of Chartwell or any of its subsidiaries, Chartwell shall cause one designee of the Piedmont Stockholders that is sitting on the Chartwell Board of Directors to be elected to the board of directors of such subsidiary.

             With certain limited exceptions, any party or parties to the Stockholders Agreement proposing to sell a number of shares of the Common Stock representing 30% or more of the then outstanding Common Stock in one or a series of related transactions must provide written notice to the other parties of the proposed action at least fifteen days before the proposed date of sale. Within ten days of the receipt of such notice any other party may inform the party proposing to sell the shares that such other party desires to sell shares to the prospective buyer on the same terms and conditions set forth in the notice and, upon giving notice, such other party will be entitled to participate on a pro-rata basis in the sale of the shares.

             The Stockholders Agreement became effective on December 13, 1995 and shall continue in effect (subject to the earlier termination of certain provisions as described above) until (i) the written consent of all parties to the agreement is obtained, (ii) Chartwell is dissolved or liquidated, (iii) the date which is the later of (A) the date on which settlement of the CI Notes (as defined in the Merger Agreement) occurs pursuant to the CI Notes Indenture (as defined in the Merger Agreement) and (B) the first date on which the total number of shares of the Common Stock held by the Piedmont Stockholders represents less than ten percent of the then issued and outstanding Common Stock, or (iv) eleven years from the date of the Stockholders Agreement.

             As a result of the Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act, and as such, the Group would be deemed to beneficially own all shares of Common Stock held, in the aggregate, by all group members.

             The Reporting Persons may acquire further shares of Common Stock or may, at any time, sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to Chartwell or any of its debt or equity securities in any manner permitted by law.

             Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

             THE INFORMATION PROVIDED IN ITEM 4 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             (a) - (b). As of the date hereof, VRS and IVCF hold 636,362 and 45,454 shares of the Common Stock, respectively, and Warrants to

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 13 of 17 Pages

   purchase 32,523 and 2,323 additional shares of Common Stock, respectively. As a result, VRS and IVCF are deemed to hold 9.8% and 0.7%, respectively, of the outstanding shares of Common Stock. By virtue of their corporate relationships to VRS and IVCF as described in Item 2 of this Schedule 13D, Brinson Partners, Brinson Trust, Brinson Holdings, SBC Holdings and SBC may also be deemed to beneficially own and have the power to dispose or direct the disposition of certain shares of Common Stock held by VRS and/or IVCF. Specifically, Brinson Partners, Brinson Holdings, SBC Holdings and SBC have the power to dispose or direct the disposition of 716,662 shares of Common Stock representing 10.4% of the outstanding shares of Common Stock, and Brinson Trust has the power to dispose or direct the disposition of 47,777 shares of Common Stock representing 0.7% of the outstanding shares of Common Stock.

             Pursuant to and upon consummation of the Merger, VRS and IVCF entered into the Stockholders Agreement. As a result of the Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The Group may be deemed to own beneficially an aggregate of 4,815,025 shares of Common Stock representing 70.2% of the outstanding shares of Common Stock. The Stockholders Agreement contains certain provisions relating to the voting of shares of Common Stock owned by the members of the Group as described in Item 4 hereto. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of the shares held by the other members of the Group.

             AS OF THE DATE OF THE FILING OF THIS AMENDMENT NO. 2, VRS AND IVCF HOLD 543,308 AND 38,808 SHARES OF THE COMMON STOCK, RESPECTIVELY, AND WARRANTS TO PURCHASE 32, 523 AND 2,323 ADDITIONAL SHARES OF COMMON STOCK, RESPECTIVELY. AS A RESULT, VRS AND IVCF ARE DEEMED TO HOLD 6.0% AND 0.4%, RESPECTIVELY OF THE OUTSTANDING SHARES OF COMMON STOCK. BY VIRTUE OF THEIR CORPORATE RELATIONSHIPS TO VRS AND IVCF AS DESCRIBED IN ITEM 2 OF THIS SCHEDULE 13D, BRINSON PARTNERS, BRINSON TRUST, BRINSON HOLDINGS, SBC HOLDINGS AND SBC MAY ALSO BE DEEMED TO BENEFICIALLY OWN AND HAVE THE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF CERTAIN SHARES OF COMMON STOCK HELD BY VRS AND/OR IVCF. SPECIFICALLY, BRINSON PARTNERS, BRINSON HOLDINGS, SBC HOLDINGS AND SBC HAVE THE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF 616,962 SHARES OF COMMON STOCK REPRESENTING 6.4% OF THE OUTSTANDING SHARES OF COMMON STOCK, AND BRINSON TRUST HAS THE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF 41,131 SHARES OF COMMON STOCK REPRESENTING 0.4% OF THE OUTSTANDING SHARES OF COMMON STOCK.

             THE GROUP MAY BE DEEMED TO OWN BENEFICIALLY AN AGGREGATE OF 4,715,325 SHARES OF COMMON STOCK REPRESENTING 49.1% OF THE OUTSTANDING SHARES OF COMMON STOCK. THE STOCKHOLDERS AGREEMENT CONTAINS CERTAIN PROVISIONS RELATING TO THE VOTING OF SHARES OF COMMON STOCK OWNED BY THE MEMBERS OF THE GROUP AS DESCRIBED IN ITEM 4 HERETO. PURSUANT TO RULE 13D-4 UNDER THE EXCHANGE ACT, THE REPORTING PERSONS DISCLAIM BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE OTHER MEMBERS OF THE GROUP.

             (c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, none of the persons listed on
   Schedule 1 hereto, has effected any transactions in the Common Stock during the past 60 days other than as described herein.

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 14 of 17 Pages

             ON MARCH 11, 1997, BRINSON PARTNERS SOLD 46,387 SHARES OF COMMON STOCK HELD OF RECORD BY VRS AT A PRICE OF $28.2030 PER SHARE ON THE NASDAQ NATIONAL STOCK MARKET. ON MARCH 18, 1997, BRINSON PARTNERS SOLD 46,667 SHARES OF COMMON STOCK HELD OF RECORD BY VRS AT A PRICE OF $27.7500 PER SHARE ON THE NASDAQ NATIONAL STOCK MARKET.

             ON MARCH 11, 1997, BRINSON TRUST SOLD 3,313 SHARES OF COMMON STOCK HELD OF RECORD BY IVCF AT A PRICE OF $28.2030 PER SHARE ON THE NASDAQ NATIONAL STOCK MARKET. ON MARCH 18, 1997, BRINSON TRUST SOLD 3,333 SHARES OF COMMON STOCK HELD OF RECORD BY IVCF AT A PRICE OF $27.7500 PER SHARE ON THE NASDAQ NATIONAL STOCK MARKET.

             (d)  Not applicable.

             THE INFORMATION PROVIDED IN ITEM 5(D) HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT.

             (e)  Not applicable.

             THE INFORMATION PROVIDED IN ITEM 5(E) HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


             The responses to Items 3, 4 and 5 are incorporated herein by reference. Pursuant to the Merger Agreement, VRS, and IVCF entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit C, which will entitle holders of certain Common Stock of Chartwell to have such securities registered under federal and state securities laws. The Registration Rights Agreement is hereby incorporated herein by reference.

             Other than the Stockholders Agreement and the Registration Rights Agreement there are no other contracts, arrangements, understandings or relationships with respect to the Common Stock to which any Reporting Person is a party or by which any Reporting Person is bound.

             THE INFORMATION PROVIDED IN ITEM 6 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT.

   ITEM 7.   EXHIBITS.

   Exhibit A:     Joint Filing Agreement dated December 22, 1995 among the
                  Reporting Persons.

   Exhibit B:     Stockholders Agreement, dated as of December 13, 1995,
                  among Chartwell, the Chartwell Stockholders and the Piedmont Stockholders.

                                SCHEDULE 13D

   CUSIP No. 16139W 10 9                              Page 15 of 17 Pages

   Exhibit C:     Registration Rights Agreement, dated as of December 13,
                  1995, among Chartwell and various stockholders of Chartwell.

   Exhibit D:     Delegation of Authority for Mark F. Kemper.

   Exhibit E:     Power of Attorney by Virginia Retirement System.

             THE INFORMATION PROVIDED IN ITEM 7 HAS NOT CHANGED SINCE THE FILING OF THE STATEMENT. THE REFERENCED EXHIBITS WERE ATTACHED TO THE STATEMENT AND ARE INCORPORATED HEREIN BY REFERENCE.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               VIRGINIA RETIREMENT SYSTEM

                               By:    Brinson Partners, Inc.


   Date:     April 16, 1997    By:  /s/ Mark F. Kemper
                                  --------------------------------------
                                  Name:   Mark F. Kemper
                                  Title:  Assistant Secretary

                               BRINSON PARTNERS INC.


   Date:     April 16, 1997    By: /s/ Mark F. Kemper
                                  --------------------------------------
                                   Name:   Mark F. Kemper
                                   Title:  Assistant Secretary

                               BRINSON TRUST COMPANY

   Date:     April 16, 1997    By: /s/ Mark F. Kemper
                                   -------------------------------------
                                   Name:   Mark F. Kemper
                                   Title:  Assistant Secretary

                               INSTITUTIONAL VENTURE CAPITAL FUND II

                               By:    Brinson Trust Company


   Date:     April 16, 1997    By:  /s/ Mark F. Kemper
                                  --------------------------------------
                                  Name:   Mark F. Kemper
                                  Title:  Assistant Secretary

                               BRINSON HOLDINGS, INC.


   Date:     April 16, 1997    By:  /s/ Mark F. Kemper
                                  --------------------------------------
                                  Name:   Mark F. Kemper
                                  Title:  Assistant Secretary

                               SBC HOLDINGS (USA), INC.


   Date:     April 16, 1997    By: /s/ Mike Daly
                                  --------------------------------------
                                  Name:   Mike Daly
                                  Title:  Treasurer


   Date:     April 16, 1997    By: /s/ Mario Cueni
                                  --------------------------------------
                                  Name:   Mario Cueni
                                  Title:  Secretary


                               SWISS BANK CORPORATION


   Date:     April 16, 1997    By:  /s/ Martin Weber
                                  --------------------------------------
                                  Name:   Martin Weber
                                  Title:  Legal Adviser


   Date:     April 16, 1997    By:  /s/ Mario Cueni
                                  --------------------------------------
                                  Name:   Mario Cueni
                                  Title:  Managing Director, Legal Adviser

                             EXHIBIT INDEX


    EXHIBIT        DESCRIPTION
    -------        -----------


    Exhibit A:     Joint Filing Agreement among the Reporting
                   Persons.*

    Exhibit B:     Stockholders Agreement, dated as of December
                   13, 1995, among Chartwell, the Chartwell
                   Stockholders and the Piedmont Stockholders.*

    Exhibit C:    Registration Rights Agreement, dated as of
                   December 13, 1995, among Chartwell and
                   various stockholders of Chartwell.*

    Exhibit D:     Delegation of Authority for Mark F. Kemper.*

    Exhibit E:     Power of Attorney by Virginia Retirement
                   System.*




   ______________

   * Previously filed